September 23, 2011

By EDGAR

Rufus Decker
Branch Chief – Accounting
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Guanwei Recycling Corp.
Form 10-K for the Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Period Ended June 30, 2011
Filed August 15, 2011
File No. 1-34692

Dear Mr. Decker:

On behalf of Guanwei Recycling Corp. (“Guanwei” or the “Company”), as counsel for the Company, we hereby submit Guanwei’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 8, 2011, regarding the above referenced Form 10-K for the year ended December 31, 2010 (“10-K”) and Form 10-Q for the period ended June 30, 2011 (together with the 10-K, the “Filings”).

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Guanwei.  Capitalized terms found in the Company’s responses are defined in the Filings.

Form 10-K for the Year Ended December 31, 2010

Item 1A. Risk Factors, page 9

Risks Relating to Our Common Stock, page 16

Standards For Compliance With Section 404 Of The Sarbanes-Oxley Act…, page 18

1.
We note in your response to comment four from our letter dated June 30, 2011 that your Financial Controller and Chief Financial Officer are the individuals primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting.  Your Chief Executive Officer is responsible for the final review of the Company’s financial statements prepared in accordance with U.S. GAAP and the result of the evaluation of the effectiveness of your internal control over financial reporting.  In this regard, we note that all of those listed above do not hold a license such as Certified Public Accountant in the U.S. and have not attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP.  Based on this information, it does not appear that your Financial Controller, Chief Financial Officer or Chief Executive Officer have U.S. GAAP experience.  The fact that you hired a consultant to prepare the reconciliation between PRC GAAP and U.S. GAAP and prepare consolidated financial statements in accordance with U.S. GAAP is further support that your accounting department does not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.

Rufus Decker
September 23, 2011

Accordingly, we believe your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective.  Please revise your conclusion on internal control over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future.  You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.  Refer to Item 308 of Regulation S-K.

Response

The Company will amend its conclusion on internal control over financial reporting on its Annual Report on Form 10-K for the year ended December 31, 2010 as follows:

“Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer (collectively, the “Certifying Officers”) are responsible for establishing and maintaining disclosure controls and procedures for the Company, and to evaluate the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report (the “Evaluation Date”).  Disclosure controls and procedures are  controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer and, as appropriate to allow for timely decisions regarding required disclosure.  The Certifying Officers have concluded that the Company had a material weakness in its internal control over financial reporting as of December 31, 2010 because the Company’s accounting department personnel have limited knowledge and experience in U.S. GAAP as of the Evaluation Date.

Rufus Decker
September 23, 2011

Based on the evaluation of these disclosure controls and procedures, the Certifying Officers have concluded that these disclosure controls and procedures were not effective as of the Evaluation Date.

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the polices or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work. As of December 31, 2010, the Certifying Officers have identified a material weakness that the Company’s accounting department personnel have limited knowledge and experience in U.S. GAAP.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2010 due to the identified material weakness of the Company above.

This Annual Report on Form 10-K does not include an attestation report of the Registrant's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Registrant's registered public accounting firm pursuant to Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act that permit the Registrant to provide only management's report in this Annual Report.

Rufus Decker
September 23, 2011

Management’s Remediation Initiatives

In response to the above identified material weakness and to continue strengthening the Company’s internal control over financial reporting, we are considering the following remediation initiatives:

˙	hire additional personnel with sufficient knowledge and experience in U.S. GAAP; and
˙	provide ongoing training course in U.S. GAAP to existing personnel, including the Chief Financial Officer and the Financial Controller of the Company.

Changes in Internal Control Over Financial Reporting

During our fiscal year 2010, there were no significant changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.”

The Company will also comply with this comment in Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011. The amended disclosure in the Company’s Quarterly Report on Form 10-Q for each of the quarters ended March 31, 2011 and June 30, 2011 will read similarly to that set forth below:

“Material weakness previously disclosed

As discussed in Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2010, we identified one material weakness in the design and operation of our internal controls. The material weakness is related to the fact that the Company’s accounting department personnel have limited knowledge and experience in U.S. GAAP.  The Company is considering hiring additional personnel with sufficient knowledge and experience in U.S. GAAP, and engaging a professional consultancy firm to provide ongoing training course in U.S. GAAP to accounting personnel. As the newly implemented remediation initiatives have not been implemented yet, we will continue to monitor and assess our remediation initiatives to ensure that the aforementioned material weakness is remediated.

Disclosure controls and procedures

The Registrant’s Chief Executive Officer and Chief Financial Officer (collectively, the “Certifying Officers”) are responsible for establishing and maintaining disclosure controls and procedures for the Company, and to evaluate the effectiveness of our disclosure controls and procedures as of the end of the period covered by this quarterly report (the “Evaluation Date”). Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer and, as appropriate to allow for timely decisions regarding required disclosure.

Rufus Decker
September 23, 2011

Based on the evaluation of these disclosure controls and procedures and due to the unremediated material weakness described above, the Certifying Officers have concluded that these disclosure controls and procedures were not effective at the Evaluation Date.

Changes in Internal Control Over Financial Reporting.

During the three months ended [March 31, 2011/June 30, 2011], there were no changes in our internal controls over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.”

2.
We also note in your response to comment four from our letter dated June 30, 2011 that Mr. Barth was determined to be an audit committee financial expert by your Board of Directors.  Please tell us the following regarding your financial expert:

•	What role, if any, he takes in preparing your financial statements and evaluating the effectiveness of your internal control;

Response

Mr. Barth does not take any role in preparing the financial statements of the Company as he believes the Company has the knowledge and ability to prepare its own financial statements.  Mr. Barth and the other members of the Audit Committee meet each quarter to discuss the upcoming periodic report.  Prior to the meeting, each member of the Audit Committee reviews the draft of the Quarterly Report on Form 10-Q or Annual Report on Form 10-K, as well as discussing with auditors in the Audit Committee meetings on any findings and any other material matters.  At the meeting, the Audit Committee and management review the drafts of the periodic report and discuss any discrepancies in the reports and discuss the Company’s internal controls.  Any deficiencies in internal controls are noted, and Mr. Barth recommends any necessary changes in internal controls to management.

•	What relevant ongoing training has he had relating to U.S. GAAP;

Rufus Decker
September 23, 2011

Response

Mr. Barth has worked with other public companies listed in the United States for the last seven years.  In addition to this work, his ongoing training consists of conducting research on changes released by FASB regarding new rules or interpretations.

•	Whether he holds and maintains any other professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

Response

Mr. Barth holds a professional designation in Canada as a Chartered Accountant.  He also has a master’s degree in business administration.

•
About his professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating the effectiveness of internal control over financial reporting.  Please specifically tell us what role Mr. Barth had in preparing financial statements and evaluating the effectiveness of internal controls in his positions as director and chairman of audit committees for U.S. and Canadian listed companies which report their financial statements under U.S. GAAP.

Response

Mr. Barth has served on the board of directors of six US-listed companies in and evaluated their internal controls for the last seven years, and accumulated knowledge of US GAAP during that time; he has also assisted several Canadian companies in preparing and auditing financial statements, and the comparison has enabled him to become familiar with the differences between US GAAP and Canadian GAAP.  He has no role in preparing the financial statements but reviews them extensively and enquires for explanations of the figures.

Item 13.  Certain Relationships and Related Transactions, and Director Independence, page 36

Transactions with Related Persons, Promoters and Certain Control Persons, page 36

3.
We note your response to comments 13 and 14 in our letter dated June 30, 2011.  Please describe for us, and in future filings disclose, the material terms of your arrangements with Chenxin International Limited pursuant to which it has agreed to pay accrued expenses on your behalf.  Please also note that if you are a party to an oral contract that would e required to be filed as an exhibit pursuant to Item 601(b)(10) if it were written, you should provide a written description of the contract similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii).  Please refer to Regulation S-K Question 146.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations located on the Commission’s website http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Rufus Decker
September 23, 2011

Response

The Company’s arrangement with Chenxin International Limited (“Chenxin”) is as follows:

The Company entered into an oral arrangement with Chenxin, a company controlled by Mr. Wang Rui, a director of the Company on or about June, 2009.  This arrangement was concluded based on the long term relationship between Mr. Wang Rui and Mr. Chen Min, the Chief Executive Officer and a shareholder of the Company.  Arrangements of this sort based on personal relationships is a common business practice in this part of China.  Pursuant to the agreement, Chenxin agreed to pay accrued expenses on behalf of the Company beginning on July 1, 2009.  All amounts due to Chenxin by the Company in connection with this arrangement were unsecured, interest-free and repayable on demand or when the Company has any receipts outside China. This arrangement is indefinite and may be terminated upon agreement by both parties.

The Company will provide a written description of the agreement terms similar to that above as an exhibit in accordance with Item 601(b)(10)(iii) of Regulation S-K.

Financial Statements, page F-1

(l) Impairment, page F-10

4.	We note your response to comment 18 from our letter dated June 30, 2011. Please confirm that there were no asset groups for which the carrying value was close to the fair value.

Response

The Company confirms that in respect of the Company’s long-lived assets as of December 31, 2010 there was no asset group for which the carrying value was close to the fair value.

Please do not hesitate to contact me at (212) 536-4087 if you have further questions or would like to discuss any other matters.

Very truly yours,

Mandy Lundstrom, Esq.